EXHIBIT 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business September 30, 2020, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$ 24,941
Interest-bearing balances		206,894
Securities:
Held-to-maturity securities		182,543
Available-for-sale securities		212,761
Equity Securities with readily determinable fair value not held for trading		11

Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		75
Securities purchased under agreements to resell		65,239
Loans and lease financing receivables:
Loans and leases held for sale		22,816
Loans and leases, net of unearned income	889,757
LESS: Allowance for loan and lease losses	19,149
Loans and leases, net of unearned income and allowance		870,608

Trading Assets		58,158
Premises and fixed assets (including capitalized leases)		11,434
Other real estate owned		164
Investments in unconsolidated subsidiaries and associated companies		13,190
Direct and indirect investments in real estate ventures		41
Intangible assets		30,581
Other assets		50,740

Total assets		$1,750,196

LIABILITIES
Deposits:
In domestic offices		$1,433,919
Noninterest-bearing	531,501
Interest-bearing	902,418
In foreign offices, Edge and Agreement subsidiaries, and IBFs		33,410
Noninterest-bearing	410
Interest-bearing	33,000
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		882
Securities sold under agreements to repurchase		5,970

Dollar Amounts In Millions

Trading liabilities	14,059
Other borrowed money
(Includes mortgage indebtedness and obligations under capitalized leases)	47,004
Subordinated notes and debentures	12,454
Other liabilities	32,620

Total liabilities	$1,580,318

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	114,820
Retained earnings	52,468
Accumulated other comprehensive income	2,037
Other equity capital components	0

Total bank equity capital	169,844
Noncontrolling (minority) interests in consolidated subsidiaries	34

Total equity capital	169,878

Total liabilities, and equity capital	$1,750,196

I, Michael P. Santomassimo, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

Michael P. Santomassimo
Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Directors
Maria R. Morris
Theodore F. Craver, Jr.
Juan A. Pujadas